PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713 626 1919 www.invesco.com/us

June 11, 2014

Board of Trustees

Invesco Management Trust (the “Trust”)

11 Greenway Plaza, Suite 1000

Houston, Texas 77046-1173

Re:	Initial Capital Investment in New Portfolios of the Trust

Ladies and Gentlemen:

We are purchasing shares of the Invesco Conservative Income Fund (the “Fund”), a new portfolio of the Trust, for the purpose of providing initial investment for the Fund. The purpose of this letter is to set out our understanding of the conditions of and our promises and representations concerning this investment.

We hereby agree to purchase shares equal to the following dollar amount for the Fund:

FUND AND CLASS	AMOUNT	DATE
Initial investment for the purpose of commencing operations
Invesco Conservative Income Fund –	$100,000	June 11, 2014
Institutional Class	$24,900,000	June 30, 2014

We understand that the initial net asset value per share for the portfolio named above will be $10.00.

We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase by the Trust.

We further agree to provide the Trust with at least three business day’s advance written notice of any intended redemption of amounts invested for the purpose of commencing operations and agree that we will work with the Trust with respect to the amount of such redemption so as not to place a burden on the Trust and to facilitate normal portfolio management of the Funds.

Sincerely yours,

INVESCO ADVISERS, INC.

/s/ John M. Zerr
John M. Zerr
Senior Vice President

cc:	Mark Gregson